CEN BIOTECH, INC.

December 31, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention of Suzanne Hayes, Assistant Director

Re: CEN BIOTECH, INC./Application for Withdrawal on Form RW

for Form 10-12B (File 001-37567)

Ladies and Gentlemen:

CEN Biotech, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Company’s filing on Form 10-12B (File No. 001-37567), initially filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2015, as thereafter amended, together with all exhibits and amendments thereto (the “Form 10”), be withdrawn effective immediately. No securities have been issued or sold under the Form 10, which has not been declared effective by the SEC.

The Company believes that, at this time, it cannot register the common shares pursuant to Exchange Act Section 12(b) at this time and, therefore, has decided to withdraw this Form 10. Accordingly, we request that the SEC issue an order granting the withdrawal of the Form 10 (“Order”) effective as of the date this letter or at the earliest practicable date hereafter. It is our understanding that this application for withdrawal of the Form 10 will be deemed granted as of the date that it is filed with the SEC unless, within 15 days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact me at 226-344-0660.

Very truly yours,

/s/ Bill Chaaban

Bill Chaaban

President